This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction or any administrative or judicial action pursuant thereto. However, Purchaser (as defined below) may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(Including the Associated Preferred Stock Purchase Rights)
of
InterTrust Technologies Corporation
at
$4.25 Net Per Share
by
Fidelio Sub, Inc.
a wholly owned subsidiary of
Fidelio Acquisition Company, LLC
whose members are
Koninklijke Philips Electronics N.V.,
Sony Corporation of America
and
Stephens Acquisition LLC

Fidelio Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Fidelio Acquisition Company, LLC, a Delaware limited liability company (“Parent”) whose members are Koninklijke Philips Electronics N.V., a corporation organized under the laws of the Netherlands, Sony Corporation of America, a New York corporation, and Stephens Acquisition LLC, an Arkansas limited liability company, hereby offers to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Common Stock”), of InterTrust Technologies Corporation, a Delaware corporation (“InterTrust”), including the associated preferred stock purchase rights (the “Rights” and, together with the Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of June 8, 2001, between InterTrust and American Stock Transfer and Trust Company, Inc., at a purchase price of $4.25 per Share (the “Share Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 22, 2002 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00
MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, DECEMBER 20, 2002,
UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Shares which, when added to any Shares then owned by Parent and Purchaser, represents at least a majority of the total voting power of the outstanding securities of InterTrust entitled to vote generally in the election of directors or in a merger, determined on a fully diluted basis (the “Minimum Condition”), and (2) the expiration or termination of any waiting period (or extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any other requisite waiting periods (or extension thereof) under applicable European Union antitrust laws and regulations (including, without limitation, Council Regulation (EEC) No. 4069/89) and applicable antitrust laws and regulations of member states of the European Union. The Offer is also subject to other terms and conditions contained in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 13, 2002 (the “Merger Agreement”), by and among Parent, Purchaser and InterTrust. The Merger Agreement provides, among other things, for the commencement of the Offer by Purchaser. Following consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into InterTrust (the “Merger”), with the surviving corporation becoming a wholly owned subsidiary of Parent. In the Merger, each outstanding Share (other than Shares held by stockholders of InterTrust (the “Stockholders”) who have properly exercised their appraisal rights under Delaware law, Shares held by InterTrust or any subsidiary of InterTrust and Shares held by Parent or any subsidiary of Parent) will be converted at the effective time of the Merger into the right to receive an amount in cash equal to the price per Share paid in the Offer, without interest thereon and less any required withholding taxes.

The Board of Directors of InterTrust, by unanimous vote, (1) has determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, InterTrust and the Stockholders, (2) has approved the Merger Agreement and the transactions contemplated thereby, including the Stockholder Agreements (as defined below), the Offer and the Merger and (3) recommends that the Stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

As a condition and inducement to Parent and Purchaser entering into the Merger Agreement, all of the members of the Board of Directors of InterTrust owning shares of Common Stock, including Mr. Victor Shear, founder and Chairman of the Board of Directors of InterTrust, and Mr. David Lockwood, Executive Vice Chairman of the Board of Directors, Chief Executive Officer and President of InterTrust (each, a

“Supporting Stockholder”), who, in the aggregate, hold approximately 20% of the outstanding shares of Common Stock, have entered into Stockholder Tender and Support Agreements, each dated as of November 13, 2002 (the “Stockholder Agreements”), with Parent and Purchaser. Pursuant to the Stockholder Agreements, each Supporting Stockholder has agreed, among other things, to tender all of his Shares in the Offer, to vote his Shares in favor of the Merger and the Merger Agreement and to appoint Parent or a designee of Parent as the Supporting Stockholders’ proxy to vote such Shares in certain circumstances.

Tendering Stockholders whose Shares are registered in their own name and who tender their Shares directly to Mellon Investor Services LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares pursuant to the Offer. Stockholders who have Shares registered in the name of their broker or bank should consult with such nominee to determine if any fees may apply.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if, as and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance of such Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the Share Price therefor with the Depositary, which will act as agent for tendering Stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to Stockholders who validly tender Shares. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect to such Shares, (2) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (3) any other required documents. Under no circumstances will interest be paid on the Share Price regardless of any extension of the Offer or delay in making such payment.

The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, December 20, 2002, unless and until Purchaser, in accordance with the Merger Agreement and the terms of this Offer, extends the period of time for which the Offer is open, in which event the term “Expiration Date” means the time and date at which the Offer, as so extended by Purchaser, will expire. If on the then scheduled Expiration Date, all conditions to the Offer under the Merger Agreement have not been satisfied or waived, Purchaser may, from time to time (and in certain circumstances is required under the Merger Agreement to), extend the Offer for one or more periods as Purchaser may determine; provided that no such extension is required to be made beyond the Outside Date (as defined in the Offer to Purchase). In addition, the Offer may also be extended as required by the Securities and Exchange Commission or applicable law. If at the Expiration Date, all of the conditions to the Offer have been satisfied or waived, and Purchaser, among other things, accepts and promptly pays for all Shares tendered during the Offer, Purchaser may elect to offer a “Subsequent Offering Period” in accordance with Rule 14d-11 under the Securities Exchange Act of 1934, as amended (“the Exchange Act”), on one or more occasions for an aggregate period of not more than 20 business days.

Any extension, delay, termination or amendment of the Offer or commencement or extension of a Subsequent Offering Period will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension of the Offer, or commencement or extension of a Subsequent Offering Period, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rule 14d-4(c) under the Exchange Act.

Except as otherwise provided in the Offer to Purchase or pursuant to applicable law, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn (pursuant to the procedures set forth below) at any time prior to the Expiration Date and, unless theretofore accepted for payment, may also be withdrawn at any time after January 20, 2003. No withdrawal rights will apply to Shares tendered into a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to shares tendered in the Offer and accepted for payment. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name, address and taxpayer identification number of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if certificates representing Shares have been tendered, the name of the registered holder of the Shares as set forth in such certificate, if different from that of the person who tendered such Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the tendering Stockholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (defined as a firm that is a bank, broker, dealer, credit union, savings association or other entity and a member in good standing of any of the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act), except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in the Offer to Purchase, the notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in the Offer to Purchase.

The receipt of cash as payment for Shares pursuant to the Offer or the conversion of Shares into cash pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of any state, local or other tax laws, and changes in tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

InterTrust has furnished Purchaser with a list of Stockholders and lists of securities positions for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or in the name of whose nominees, appear on the Stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and the related Letter of Transmittal contain important information and should be read carefully in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance or copies of the Offer to Purchase, the related Letter of Transmittal and all other Offer documents may be directed to the Information Agent at the address and telephone number set forth below, and copies will be furnished promptly at Purchaser’s expense. Neither Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

17 State Street, 10th Floor
New York, NY 10004

Banks and Brokers Call Collect: (212) 440-9800
All Others Call Toll-Free: (866) 870-4324

November 22, 2002